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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
           (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934)

                                (Amendment No. 3)

                             HILITE INDUSTRIES, INC.
                                (NAME OF ISSUER)

                             HILITE INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   431353 10 1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 SAMUEL M. BERRY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                             HILITE INDUSTRIES, INC.
                                1671 S. BROADWAY
                             CARROLLTON, TEXAS 75006
                                 (972) 242-2116

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                    Copy to:

     EDWARD R. MANDELL, ESQ.                         CHRISTOPHER M. KELLY, ESQ.
     JORDAN A. HORVATH, ESQ.                           PATRICK J. LEDDY, ESQ.
 PARKER CHAPIN FLATTAU & KLIMPL, LLP                  JONES, DAY, REAVIS & POGUE
     1211 AVENUE OF THE AMERICAS                        901 LAKESIDE AVENUE
     NEW YORK, NEW YORK 10036                          CLEVELAND, OHIO 44114
          (212) 704-6000                                  (216) 586-3939

                                   May 3, 1999
              (Date Tender Offer First Published, Sent or Given to
                                Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
 TRANSACTION VALUATION*         AMOUNT OF FILING FEE

      $71,537,850                      $14,308
-------------------------------------------------------------------------------

*For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,200 shares of common stock of Hilite Industries, Inc. (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.



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The total fee is $14,308 paid by wire transfer on April 30, 1999 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,308

Form or Registration No.: Schedule 13E-4

Filing Party: Hilite Industries, Inc.

Date Filed: May 3, 1999

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                                SCHEDULE 13E-4
                                 INTRODUCTION

     This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the offer by Hilite Industries, a Delaware corporation (the "Company"), to purchase all of its issued and outstanding shares of common stock, $0.01 par value per share ("Shares"), for $14.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal dated May 3, 1999 (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission (the "Commission") on May 3, 1999; Amendment No. 1 to the Statement was filed with the Commission on May 20, 1999; and Amendment No. 2 to the Statement was filed with the Commission on June 1, 1999.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

       Item 8 is hereby amended and supplemented to add the following:

         The Company's all cash tender offer for all of its outstanding shares of common stock, par value $0.01 per share (the "Shares"), expired at 9:00 a.m. New York City time on June 1, 1999. 4,730,941 Shares were validly tendered and not withdrawn pursuant to the Offer (including 22,500 Shares tendered pursuant to guaranteed delivery procedures) and were accepted for payment at a price of $14.25 per Share. Immediately prior to consummation of the Offer, the Company sold 1,681,414 Shares to Buyer in the Stock Purchase.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

       Item 9 is hereby amended and supplemented to add the following:

       (a)(11)  Press Release issued by Hilite Industries, Inc. on June 1, 1999.




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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 1, 1999

                             HILITE INDUSTRIES, INC.

                             By: /s/ SAMUEL M. BERRY
                                 -----------------------------------------------
                             Name: Samuel M. Berry
                             Title: President and Chief Operating Officer